EXHIBIT 8.1

[SULLIVAN & CROMWELL LLP LETTERHEAD]

September 22, 2003

New York Community Bancorp, Inc.,

615 Merrick Avenue,

Westbury, New York 11590.

Ladies and Gentlemen:

We have acted as special counsel to New York Community Bancorp, Inc., a Delaware corporation (“New York Community”), in connection with the planned merger (the “Merger”) of Roslyn Bancorp, Inc., a Delaware corporation (“Roslyn”), with and into New York Community, pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of June 27, 2003, by and between New York Community and Roslyn as described in the Joint Proxy Statement/Prospectus of New York Community and Roslyn (the “Joint Proxy Statement/Prospectus”), which is part of the Registration Statement on Form S-4 of New York Community filed in connection with the Merger. All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Agreement.

For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

(i) The Merger will be completed in the manner set forth in the Agreement and the Joint Proxy Statement/Prospectus; and

(ii) The representations contained in the letters of representation from New York Community and Roslyn to us, both dated September 22, 2003, were true and complete when made and will be true and complete at the Effective Time, in each case without regard to any qualifications as to knowledge, belief or intent.

On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law, that:

New York Community Bancorp, Inc

(i) The Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

(ii) Each of New York Community and Roslyn will be a party to the reorganization within the meaning of Section 368(b) of the Code; and

(iii) No gain or loss will be recognized by stockholders of Roslyn who receive shares of NYCB Common Stock in exchange for shares of Roslyn Common Stock, except with respect to cash received in lieu of fractional share interests.

Our opinions apply only to Roslyn stockholders that are “U.S. persons,” for federal income tax purposes and that hold their Roslyn Common Stock as a capital asset within the meaning of Section 1221 of the Code, and do not apply to stockholders who acquired their Roslyn common stock through the exercise of options, or otherwise as compensation, or who are otherwise subject to special treatment under the U.S. federal income tax laws (including insurance companies, dealers in securities or foreign currency, and financial institutions).

This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Merger under any other laws.

We hereby consent to the reference to us under the heading “Material Federal Income Tax Consequences of the Merger” in the Joint Proxy Statement Prospectus and the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/S/    SULLIVAN & CROMWELL LLP